3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

May 16, 2018

Division of Investment Management U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: James O’Connor

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’ Connor:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 185 to the Trust’s registration statement on Form N-1A, Accession No. 0001615774-18-001954, filed with the Commission on March 16, 2018 (the “Amendment”), which were provided on May 1, 2018. The Amendment was filed to register for the offering and sale of new Investor Class Shares of the Pacific Capital U.S. Government Money Market Fund (the “Fund”). We appreciate the opportunity to address your comments regarding the Fund.

We appreciate the opportunity to address the Staff’s comments regarding the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

*       *       *

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Division of Investment Management

U.S. Securities and Exchange Commission

May 16, 2018

1.	In the footnote to the fee table, please delete the voluntary waiver footnote and include the information after the summary prospectus.

Response: The prospectus will be revised to address the Staff’s comment.

2.	In the first paragraph under “Principal Investment Strategies,” please delete the first parenthetical and state that the Fund will invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are fully collateralized by cash or government securities.

Response: The prospectus will be revised to address the Staff’s comment.

3.	Please confirm that Payments to Broker Dealers and Other Financial Institutions is not applicable to the Fund.

Response: The prospectus will be revised to address the Staff’s comment.

4.	In the third paragraph under “Purchase of Shares – Purchase Price,” please confirm that the reference to the Fund’s transfer agent should be changed to intermediary. If you disagree, please explain how the statement does not violate Rule 22c-1 under the 1940 Act.

Response: The prospectus will be revised to address the Staff’s comment.

*       *       *

We trust that this response addresses the Staff’s comments. Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.